Exhibit 99.1

Dómhnal Slattery appointed Vertical Chairman

Slattery brings deep aviation and capital markets expertise to Vertical Aerospace Board

London, UK & New York, USA | 27 January 2022 – Vertical Aerospace (“Vertical”) (NYSE: EVTL), a global aerospace and technology company that is pioneering zero emissions aviation, announces the appointment of aviation industry veteran Dómhnal Slattery, as Non-Executive Chairman of Vertical’s board of directors (“Vertical Board”). Dómhnal succeeds Stephen Fitzpatrick as Chairman, who has held the combined role of Chairman & CEO since Vertical listed on the New York Stock Exchange (“NYSE”) in December 2021.

Dómhnal Slattery

Dómhnal has over 30 years’ experience in the global aviation finance industry. He is currently the founding CEO of Avolon, the world’s second largest aircraft leasing company. Dómhnal brings a unique and diverse skillset to the Vertical Board, and the experience to guide the business through the certification and commercialisation of its zero operating emissions eVTOL aircraft, the VX4. That experience includes:

-	A proven track record of scaling businesses through multiple industry cycles, including Avolon, from start-up to a franchise with a balance sheet in excess of $30 billion

-	Experience in private and public markets, leading Avolon’s IPO on the NYSE

-	Deep understanding of the debt and equity capital markets; leading the raise of over $40 billion of debt and equity over the past decade as CEO of Avolon

-	Unparalleled global network across the entire aviation supply chain established over 30 years, including high level relationships with major manufacturers, leasing firms, airlines and financial institutions

-	Recognised as an aviation industry thought leader, providing insights to manufacturers on commercial aircraft development

Dómhnal Slattery remains CEO of Avolon, which is also a customer of, and an investor in, Vertical.

Stephen Fitzpatrick, Vertical Founder and CEO, said: “Dómhnal is an outstanding appointment for Vertical; his proven track record over the last 30 years in aviation finance is unrivalled and he brings senior level relationships with every major organisation across the global aviation industry. Dómhnal’s vision for zero emissions flight will be invaluable for the Vertical Board and its shareholders, and his appointment validates our ambition to lead the eVTOL sector globally.”

Dómhnal Slattery, Vertical Chairman, said: “Vertical is in the vanguard of innovation in the global aviation industry, and I am delighted to have the opportunity to play a central role in its growth and development. Over the past five years, Stephen has assembled an unrivalled team with a vision to revolutionise aviation through zero emissions air travel. I am excited to have the opportunity to deliver that vision and bring to market the VX4, an aircraft that will materially change the face of the transportation sector globally as we transition towards a net zero economy.”

Vertical Board

Following these appointments, the Vertical Board will comprise: Dómhnal Slattery as Non-Executive Chairman; independent Non-Executive Directors Kathy Cassidy and Gur Kimchi; Non-Executive Director Marcus Waley-Cohen; and Executive Directors Stephen Fitzpatrick (Founder & CEO), Vincent Casey (CFO) and Michael Cervenka (President).

Vertical’s Differential Strategy

Vertical has deliberately chosen a differentiated approach to its peer group. Vertical’s focus is on designing, manufacturing, selling, and servicing aircraft. This allows Vertical’s airline partners and other customers to deploy the aircraft as opposed to Vertical developing its own customer-facing operations or ride-share platform. This has enabled Vertical to have what it believes is the largest conditional pre-order book (by value) in the eVTOL industry, of up to 1,350 aircraft worth $5.4 billion from American Airlines, Avolon, Bristow and Iberojet, including pre-order options from Virgin Atlantic and Marubeni, and through Avolon’s placements, airlines JAL and Gol.

Vertical expects its aircraft, the VX4, to be certified by the European Union Aviation Safety Authority (EASA), which it believes to be the highest global certification standard. Consequently, Vertical expects the VX4 will be in commercial operation by the mid-2020s.

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About Dómhnal Slattery

Dómhnal Slattery is the Chief Executive Officer of Avolon with over 30 years’ experience in the aircraft leasing industry. As founding CEO, Dómhnal has built Avolon to the second largest global leader in aircraft leasing through a period of private equity ownership, a successful listing on the NYSE; and, a take private with Bohai Leasing.

As of December 31st 2021, Avolon has an owned, managed and committed fleet of 824 aircraft, with 150 customers across 62 countries.

He began his aviation financing career with Guinness Peat Aviation (GPA) and GECAS. In 1994, he established his own aircraft advisory and investment banking services company, International Aviation Management Group (IAMG) which was acquired by The Royal Bank of Scotland Group in 2001. Dómhnal was Chief Executive of this business from 2001 to 2004 and went on to become Managing Director of the Structured Asset Finance business (today SMBC Aviation) for the Royal Bank of Scotland Group. He founded Avolon in May 2010 with $1.4bn of capital, including private equity funding of $750m.

About Vertical Aerospace

Vertical Aerospace is pioneering electric aviation. Vertical was founded in 2016 by Stephen Fitzpatrick, an established entrepreneur best known as the founder of the Ovo Group, a leading energy and technology group and Europe’s largest independent energy retailer. Over the past five years, Vertical has focused on building one of the most experienced and senior teams in the eVTOL industry, who between them have decades of engineering experience and have certified and supported over 30 different civil and military aircraft and propulsion systems.

Vertical’s top-tier partner ecosystem is expected to de-risk operational execution and its pathway to certification allows for a lean cost structure and enable production at scale. Vertical has received conditional pre-orders for a total of up to 1,350 aircraft from American Airlines, Avolon, Bristow and Iberojet, which includes conditional pre-order options from Virgin Atlantic and Marubeni, and through Avolon’s placements with airlines JAL and Gol, and in doing so, is creating multiple potential near term and actionable routes to market.

Vertical’s ordinary shares listed on the NYSE in December 2021 under the ticker “EVTL”. Find out more: www.vertical-aerospace.com

About the VX4 eVTOL Aircraft

The four passenger, one pilot VX4 is projected to have speeds up to 200mph, a range over 100 miles, near silent when in flight, zero operating emissions and low cost per passenger mile. The VX4 is expected to open up advanced air mobility to a whole new range of passengers and transform how we travel. Find out more: vertical-aerospace.com

Vertical Media Kit

Including headshot of Dómhnal Slattery available here

For more information:

Media

Samuel Emden

nepeanverticalteam@nepean.co.uk

+44 7816 459 904

Investors

Eduardo Royes

investors@vertical-aerospace.com

+1 (646) 200-8871

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the certification and the commercialization of the VX4, the differential strategy compared to its peer group, and the transition towards a net-zero emissions economy, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, Vertical’s limited operating history without manufactured non-prototype aircraft or completed eVTOL aircraft customer order; Vertical’s history of losses and the expectation to incur significant expenses and continuing losses for the foreseeable future; the market for eVTOL aircraft being in a relatively early stage; the potential inability of Vertical to produce or launch aircraft in the volumes and on timelines projected; the potential inability of Vertical to obtain the necessary certifications on the timelines projected; the potential that certain of Vertical’s strategic partnerships may not materialize into long-term partnership arrangements; the impact of COVID-19 on Vertical’s business; as a foreign private issuer and intend to follow certain home country corporate governance rules, Vertical not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company; and the other important factors discussed under the caption “Risk Factors” in Vertical's prospectus pursuant to Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on December 1, 2021, as such factors may be updated from time to time in Vertical’s other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Vertical disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.